[redacted]

12012172

KW 3/10

AB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9711 Linn Station Road
(No. and Street)

Louisville	Kentucky	40223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Attkisson — 502-805-1351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15

OATH OR AFFIRMATION

I, Kevin Attkisson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt Equity Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

MICHAEL JANOK
Notary Public
State at Large
Kentucky
My Commission Expires Oct. 27, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (Statement of Exclusion).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT EQUITY CORPORATION

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2011

BROWN
SMITH LLC
WALLACE

A MEASURABLE DIFFERENCE™

ROOSEVELT EQUITY CORPORATION

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2011

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE®

Independent Auditors' Report

Board of Directors
Roosevelt Equity Corporation
Louisville, Kentucky

We have audited the accompanying statement of financial condition of Roosevelt Equity Corporation (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt Equity Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information included in the accompanying schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 22, 2012

ROOSEVELT EQUITY CORPORATION

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash and cash equivalents	$	19,036
Commissions receivable		13,940
Prepaid expenses		1,630
TOTAL ASSETS	$	34,606
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	4,560
Accounts payable and accrued liabilities		4,501
Total Liabilities		9,061
Stockholder's Equity		
Common stock: $25 par value; 1,000 shares authorized and outstanding		25,000
Additional paid-in capital		42,989
Accumulated deficit		(42,444)
Total Stockholder's Equity		25,545
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	34,606

The accompanying notes are an integral part of these financial statements.

ROOSEVELT EQUITY CORPORATION

Statement of Operations
Year ended December 31, 2011

Revenues:	
Commissions and trail revenue	$ 90,958
Other income	2,136
Total Revenues	93,094
Expenses:	
Commissions	44,978
Dues and subscriptions	1,795
Insurance	8,497
Licenses and fees	2,712
Other office expenses	1,517
Professional fees	27,500
Regulatory fees and expenses	9,327
Service agreement	15,149
Travel and entertainment	674
Total Expenses	112,149
Loss Before Income Taxes	(19,055)
Income tax benefit	-
NET LOSS	$ (19,055)

The accompanying notes are an integral part of these financial statements.

ROOSEVELT EQUITY CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balance at December 31, 2010	1,000	$ 25,000	$ 13,389	$ 125,938	$ 164,327
Net loss	-	-	-	(19,055)	(19,055)
Contributions from stockholder	-	-	29,600	-	29,600
Less dividends (see Note A)	-	-	-	(149,327)	(149,327)
Balance at December 31, 2011	**1,000**	**$ 25,000**	**$ 42,989**	**$ (42,444)**	**$ 25,545**

The accompanying notes are an integral part of these financial statements.

ROOSEVELT EQUITY CORPORATION

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (19,055)
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Commissions receivable	4,866
Prepaid expenses and other assets	(683)
Increase (decrease) in operating liabilities:	
Commissions payable	(3,797)
Accounts payable and accrued expenses	4,501
Net cash used in operating activities	(14,168)
Cash flows from financing activities:	
Dividend to former stockholder	(149,327)
Contributions from stockholder	29,600
Net cash used in financing activities	(119,727)
DECREASE IN CASH AND CASH EQUIVALENTS	(133,895)
Cash and cash equivalents, beginning of year	152,931
Cash and cash equivalents, end of year	$ 19,036

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Roosevelt Equity Corporation ("Roosevelt" or the "Company") was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. To date, activities of the Company have been limited principally to brokering shares of mutual funds, and sales of variable annuity contracts. The Company acts as an agent for its customers by placing orders. Orders of mutual funds and variable annuity contracts are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective fund's custodians, and the Company's only financial involvement is through receipt of associated commissions. Roosevelt is a wholly-owned subsidiary of Bluegrass Financial Holdings, LLC ("the Holding Company").

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

In relation to a stock purchase agreement executed on March 7, 2011, all 1,000 shares of the then outstanding common stock ($25 par value) of Roosevelt were purchased by the Holding Company, for a sum of $15,000 from former stockholder UTG, Inc. In a transaction immediately prior to consummation of the sale, the Company paid a dividend to the former stockholder in the amount of $149,327.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Securities Transactions and Commissions

Securities transactions and commission revenues are recognized as earned and related commissions expenses incurred are recorded at that time. At December 31, 2011, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to net operating loss carryforwards. Deferred tax assets represent the future tax benefits of those differences, which will be taxable when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered.

The Company has addressed the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2008 – 2011.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated all subsequent events through February 22, 2012, the date the financial statements were available to be issued.

Note B - Net Capital Requirements

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2011, the Company had Net Capital of $14,535 which was $9,535 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to Net Capital was 62 percent.

Note B - Net Capital Requirements (Continued)

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

Note C - Related Parties

The Company has a service agreement in place with its sister company, Bluegrass Capital Advisors, LLC, which provides for monthly consideration for personnel, occupancy, utilities, and equipment. For the year ended December 31, 2011, the Company incurred costs of $15,149 related to this arrangement.

The Company received capital infusions from the parent company, Bluegrass Financial Holdings, LLC, in the amount of $29,600 during the year ended December 31, 2011.

The Company paid consulting fees in relation to the services provided by an employee of Bluegrass Capital Advisors, LLC, in the amount of $5,000. This employee is an officer of Roosevelt.

Note D - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2011 are comprised of the following:

	Assets
Deferred tax assets	$ **3,940**
Less valuation allowance	**(3,940)**
	$ -

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2011, the Company has available net operating loss carryforwards of approximately $21,000 for income tax reporting purposes, expiring in 2031. The net operating loss carryforwards give rise to a deferred tax asset of approximately $3,940 at December 31, 2011, which has been fully reduced by a valuation allowance. The full valuation allowance of $3,940 was recorded during the year ended December 31, 2011.

Note E - SIPC Exclusion from Membership

The Company has claimed exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA").

Supplemental Schedule

ROOSEVELT EQUITY CORPORATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

(See Independent Auditors' Report)

COMPUTATION OF NET CAPITAL

Total stockholder's equity (from Statement of Financial Condition)	$	25,545
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable in excess of commissions payable		9,380
Prepaid expenses and other assets		1,630
Total net capital	$	14,535

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions payable	$	4,560
Accounts payable and accrued expenses		4,501
Total aggregated indebtedness	$	9,061

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	9,535
Excess net capital at 1000%	$	8,535
Percentage of aggregate indebtedness to net capital		62%

ROOSEVELT EQUITY CORPORATION

Schedule I (Continued) - Reconcliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2011
(See Independent Auditors' Report)

Reconciliation with the Company's net capital requirement computation (included in Part II of Form X-17A-5 as of December 31, 2011):

Net Capital, as reported in the Company's Part II (unaudited) FOCUS Report	$	12,122
Audit adjustments and reclassifications:		
Increase in commissions receivable (allowable portion only)		4,560
Increase in commissions payable		(4,560)
Decrease in insurance expense		2,413
Net Capital, as adjusted	$	14,535

Supplemental Report

BROWN SMITH LLC WALLACE 1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE

Supplemental Report On Internal Control Required By SEC Rule 17a-5 For A Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
Roosevelt Equity Corporation
Louisville, Kentucky

In planning and performing our audit of the financial statements and supplemental schedule of Roosevelt Equity Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 22, 2012

ROOSEVELT EQUITY CORPORATION

STATEMENT OF EXCLUSION FROM SIPC MEMBERSHIP WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

ROOSEVELT EQUITY CORPORATION

STATEMENT OF EXCLUSION FROM SIPC
MEMBERSHIP WITH INDEPENDENT
AUDITORS' REPORT

DECEMBER 31, 2011

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE

Independent Auditors' Report

Board of Directors
Roosevelt Equity Corporation
Louisville, Kentucky

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of Roosevelt Equity Corporation as of December 31, 2011, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended and have issued our report thereon dated February 22, 2012.

In connection with our audit, nothing came to our attention that caused us to believe that the Company was not eligible for claiming exclusion from membership in the Securities Investor Protection Corporation (SIPC) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, for the year ended December 31, 2011. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of such ineligibility.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for other purpose.

St. Louis, Missouri
February 22, 2012

ROOSEVELT EQUITY CORPORATION

Statement of Exclusion from SIPC Membership

December 31, 2011

Roosevelt Equity Corporation qualified for exclusion from membership in the Securities Investors Protection Corporation during the year ended December 31, 2011, under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership covering the year ended December 31, 2011 (Form SIPC-3) was filed with the Securities Investor Protection Corporation, 805 15th Street, NW, Suite 800 Washington, D.C. 20005-2215, on January 10, 2011.

BROWN SMITH WALLACE

A MEASURABLE DIFFERENCE℠